                          U.S. SECURITIES AND EXCHANGE
FORM 3                       Washington, D.C. 20549                                                           OMB APPROVAL
                                                                                                        -----------------------
            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
                                                                                                        OMB Number:
                                                                                                        Expires:
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a)                   Estimated average burden
of the Public Utility Holding Company Act of 1935 or Section 20(f) of the Investment                    hours per response...0.5
Company Act of 1949


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1.  Name and Address of Reporting Person             2.  Date of Event      4.  Issuer Name and Ticker or Trading Symbol
                                                     Requiring
de Castro         Edson              D.              Statement              AVAX Technologies, Inc.
---------------------------------------------------- (Month/Day/Year)
(Last)           (First)           (Middle)                                 AVXT

21 Gulf Street                                       7/7/97
---------------------------------------------------- ------------------------------------------------------------------------------
                 (Street)                            3.  IRS or Social      5.  Relationship of Reporting Person    6. If Amendment,
                                                     Security Number of     to Issuer (Check all applicable)        Date of Original
                                                     Reporting Person                                               (Month/Day/Year)
                                                     (Voluntary)              X   Director      ____ 10% Owner
Boylston,          MA                      02115                             ---- Officer       ____ Other (specify ----------------
----------------------------------------------------                              (give title
(City)           (State)                 (Zip Code)                                below)


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                                                                            Table I - Non- Derivative Securities Beneficially Owned

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1.  Title of Security            2.  Amount of Securities         3.  Ownership Form:             4.  Nature of Indirect Beneficial
    (Instr. 4)                       Beneficially Owned               Direct (D) or Indirect (I)      Ownership (Instr. 5)
                                     (Instr. 4)                       (Instr. 5)
N/A
-------------------------------- -------------------------------- ------------------------------- --------------------------------

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
  Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                 Table II - Derivative Securities Beneficially
      Owned (e.g., puts, calls, warrants, options, convertible securities)

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1.  Title of Derivative       2.  Date         3.  Title and Amount     4.  Conversion   5.  Ownership       6.  Nature of
    Security                  Exercisable      of Securities            or Exercise      form of             Indirect
    (Instr. 4)                and Expiration   Underlying               Price of         Derivative          Beneficial
                              Date             Derivative Security      Derivative       Security:  Direct   Ownership
                              (Month/Day/      (Instr. 4)               Security         (D) or Indirect     (Instr. 5)
                              Year)                                                      (I)  (Instr. 5)


                          -----------  ----------   -----   ---------
                          Date         Expiration   Title   Amount of
                          Exercisable  Date                 Number of
                                                             Shares
----------------------    -----------    -------      ------  ------      ---------       ----
Incentive Stock Option    11/1/94 (1)    11/1/03      Common  30,000      $ 1.20 per       D
                                                    Stock               share
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

Explanation of Responses:

(1) The option is exercisable as to 10,000 of the option shares on November 1, 1994 (one year after the effective date of the grant of such option (i.e., November 1, 1993)). The remaining shares of the option are exercisable at a rate of 1/36 per month thereafter until the option is exercisable as to 100% of such shares. The option expires on November 1, 2003.


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   /s/ Edson D. de Castro               July 7, 1997
   -----------------------------------     Date
   ** Signature of Reporting Person


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

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